Kimberly Karcewski Vargo 202.346.4304 KVargo@ goodwinprocter.com	Goodwin Procter llp Counselors at Law 901 New York Avenue NW Washington, DC 20001 T: 202.346.4000 F: 202.346.4444

April 23, 2015

VIA EDGAR

Mr. Keith Gregory

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4720

Washington, DC 20549-4720

Re:	Van Eck VIP Trust (the “Registrant”) Registration Nos. 033-13019; 811-05083

Dear Mr. Gregory:

As counsel to the Registrant, we are writing to respond to the comments provided by the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (“Commission”) to us by telephone on March 4, 2015, March 30, 2015 and March 31, 2015 in connection with the Registrant’s Post-Effective Amendment No. 73 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 74 under the Investment Company Act of 1940, as amended (the “1940 Act”), which were filed with the Commission on January 23, 2015 with respect to the proposed changes to the Van Eck VIP Long/Short Equity Index Fund (the “Fund”).

Pursuant to our conversations, we understand that the comments apply to both the Fund’s Initial Class prospectus and Class S prospectus. We further understand that you would like the comments to be applied to the Van Eck Long/Short Equity Index Fund (the “Retail Fund”), as applicable. For your convenience, summaries of these comments are set forth in italics below, each of which is followed by our response. Reference to an “Item” in a response is a reference to an Item of Form N-1A.

GENERAL

Comment 1:

Please confirm that any missing information in the Fund’s prospectuses and statement of additional information (“SAI”) will be filed by amendment to the Registrant’s registration statement.

Response 1:

We have confirmed that the Registrant will include, as appropriate, any missing information in the Registrant’s 485(b) filing.

Mr. Gregory

April 23, 2015

PROSPECTUSES

Comment 2:

Please disclose the period for which the Fund’s portfolio turnover is provided in accordance with the requirements of Instruction 5 to Item 3.

Response 2:

The Registrant will make the requested change in its 485(b) filing.

Comment 3:

Please avoid the use of technical terms, industry jargon and long-sentences. For example, the disclosure regarding the Market Vectors North America Long/Short Equity Index (the “Index”), its methodology and the concept of net exposure are highly technical and difficult to understand. Please consider using the description of the Index and its methodology included on the Fund’s website. This comment is based on the Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update, June 2014, No. 2014-08 and the plain English requirements of Rule 421(d)(1).

Response 3:

The Registrant notes that it reviewed the prospectus disclosure with due consideration of the requirements of Rule 421(d) under the 1933 Act and made changes, as appropriate, in response to the same comment received from the Staff in connection with its review of the Registrant’s Post-Effective Amendment No. 68 under the 1933 Act and Amendment No. 69 under the 1940 Act, which were filed on June 16, 2014. The Registrant further notes that in light of the complexity of the Fund’s investment strategies, it may not be possible to provide accurate and complete disclosure of each strategy and its principal risks in all instances without also making use of technical terms.

Comment 4:

Please briefly describe the mechanics of a long/short strategy within the Fund’s principal investment strategies description.

Response 4:

The Registrant includes a brief description of the strategy of long/short equity hedge funds in the section of each prospectus entitled “Investment objective, strategies, policies, risks and other information – Other Information and Policies – Strategy of Long/Short Equity Hedge Funds”. The Registrant does not believe that it is also necessary to include such a description in the Fund’s principal investment strategies.

Mr. Gregory

April 23, 2015

Comment 5:

Please consider disclosing the maximum extent to which the Fund will engage in short sales (e.g., as a percentage of the Fund’s net assets).

Response 5:

The Registrant respectfully declines to disclose a maximum percentage of the Fund’s net assets the Fund will use to engage in short sales as the Fund seeks to track the performance of the Index by holding long and short positions held by the Index, which positions will vary from time to time.

Comment 6:

If appropriate, disclose that the strategies of the Fund may involve active and frequent trading of portfolio securities (i.e. the Fund’s portfolio turnover rate will exceed 100%), including the corresponding risks and how the Fund’s portfolio turnover may affect the Fund’s performance.

Response 6:

The Registrant will make the requested change in its 485(b) filing.

Comment 7:

Please revise the list of risk factors included under the principal risk entitled “Exchange Traded Products’ Underlying Investments” to reflect only those principal risks of the underlying Exchange Traded Products (“ETPs”) that affect the Fund’s overall risk profile, i.e. a single underlying ETP may be subject to a particular risk such as commodities and commodity-linked derivatives, emerging markets or foreign currency, however, the Fund may not be subject to those risks given its exposure to the ETP.

Response 7:

The Registrant believes that it is appropriate to disclose in the principal risk entitled “Exchange Traded Products’ Underlying Investments” the risks of the underlying ETPs’ because from time to time, depending upon the composition of the Index, the Fund may have exposure to any or all of the types of identified risks which may affect the Fund’s overall risk profile.

Comment 8:

Consider whether “Investment Restrictions” and “Regulatory” are principal risks of the Fund. The Staff notes that the risks are also disclosed with the other Item 9 disclosures.

Mr. Gregory

April 23, 2015

Response 8:

The Registrant believes that it is appropriate to disclose “Investment Restrictions” and “Regulatory” as principal risks of the Fund.

Comment 9:

Please consider whether the Fund’s potentially large holdings in cash or cash equivalents presents a principal risk that would be appropriate to disclose.

Response 9:

The Fund seeks to track the performance of the Index by investing in the instruments that comprise the Index. Accordingly, to the extent the Index holds cash or invests in cash equivalents the Fund will also hold cash or invest in cash equivalents in order to invest in a portfolio of securities that generally replicates the performance of the Index. The Registrant does not believe that the Fund’s exposure to such cash or cash equivalents presents a particular principal risk and that the principal risk is that the Fund’s performance may vary from the performance of the Proprietary L/S Equity Universe (as defined in each prospectus) and the performance of the Index, which is currently described in the principal risk entitled “Tracking Error”.

Comment 10:

Consider revising the second sentence of “Exchange Traded Products” in the “Additional Information about Principal Investment Strategies and Risks” section on page 4 of the prospectuses to change the reference from “an ETF” to “an ETP”.

Response 10:

The Registrant respectfully declines to make the requested change.

Comment 11:

With respect to the disclosures included in the section of the Fund’s prospectuses entitled “Other Additional Information - Important Information Regarding Dividends and Interest Paid on Securities Sold Short and Acquired Fund Fees and Expenses”:

a)	clarify that it is possible that dividends and interest on securities sold short may not be significantly offset by the income derived on cash proceeds on the securities sold short; and

b)	revise the disclosure in the last line item in the table entitled “Total Annual Fund Operating Expenses Excluding Dividends and Interest Payments on Securities Sold Short and AFFE” to clarify that fee waivers and/or expense reimbursements

Mr. Gregory

April 23, 2015

are included in the figure.

Response 11:

a) The Registrant will make the requested change in its 485(b) filing.

b) The Registrant respectfully declines to make the requested change. The line item currently reads as requested by the Staff in connection with the Staff’s comments to Van Eck Funds Post-Effective Amendment No. 124 under the 1933 Act and Amendment No. 125 under the 1940 Act, which were filed on July 9, 2014.

Comment 12:

The following comments are regarding the prior performance included in the section of the prospectuses entitled “Other Additional Information – Prior Performance of Similarly Managed Accounts”:

a)	please revise the disclosure in the first paragraph to clarify that the composite is comprised of all institutional accounts managed by the Adviser that have substantially similar investment objectives, policies and strategies as the Fund;

b)	please include all substantially similar accounts managed by the Adviser, including registered investment companies, such as the Fund and the Retail Fund, in the composite;

c)	if any accounts were excluded from the composite, please explain why and supplementally state that their exclusion does not cause the composite performance to be misleading;

d)	please supplementally confirm the Adviser has the records to support the calculation of prior performance as required by Section 204-2(a)(16) of the Investment Advisers Act of 1940;

e)	please include a broad-based index in which to compare the performance of the composite. We note that the Index itself is not a broad-based index, but may be used as a secondary index;

f)	please remove the footnote to the performance table as it does not appear to be necessary;

g)	please remove the references to sales charges in the third paragraph as the Fund does not appear to impose sales charges; and

h)	it appears that the Adviser acquired certain information relating to the Index and its methodology at the time it employed Mr. Freed and Mr. McMillan in 2012; accordingly, please supplementally explain how the Adviser managed accounts that are or were substantially similar to the Fund prior to 2012.

Please provide the staff with your responses to these particular comments prior to the

Mr. Gregory

April 23, 2015

effectiveness of the registration statement and please note that we may have additional comments.

Response 12:

a)	The Registrant will make the requested change in its 485(b) filing;

b)	The Registrant hereby confirms that all substantially similar accounts are included in the composite. The Registrant will revise the disclosure included in the section of each prospectus entitled “Other Additional Information – Prior Performance of Similarly Managed Accounts” consistent with this response and, in particular, will replace references to “institutional accounts” with “accounts”;

c)	The Registrant hereby confirms that no substantially similar accounts were excluded from the composite, except in particular months to the extent such exclusion was consistent with the requirements of Global Investment Presentation Standards (GIPS). The Registrant understands from the Adviser that the exclusion of such accounts does not cause the composite performance to be misleading;

d)	The Registrant hereby confirms that the Adviser has the records to support the calculation of prior performance as required by Section 204-2(a)(16) of the Investment Advisers Act of 1940;

e)	The Registrant will make the requested change in its 485(b) filing. Specifically, the Registrant will compare the performance of the composite to the S&P 500 Index;

f)	The Registrant will make the requested change in its 485(b) filing;

g)	The Registrant will make the requested change in its 485(b) filing; and

h)	Mr. Marc Freed has served as the portfolio manager of the Fund continuously since the commencement of operations of the Fund on September 17, 2014. Mr. Freed became an employee of the Adviser on July 2, 2012. Prior to becoming an employee of the Adviser, Mr. Freed was employed by Lyster Watson & Co. (“Lyster”). As an employee of the Adviser and as an employee of Lyster, Mr. Freed served as the portfolio manager of all other accounts included in the composite, each of which has substantially similar investment objectives, policies and strategies as the Fund. Consistent with the requirements of Bramwell Growth Fund, SEC No-Action Letter (pub. avail. Aug. 7, 1996), the Adviser has confirmed that no other person played a significant part in achieving the performance of the accounts included in the composite and the Adviser believes that the composite performance is not presented in a misleading manner and does not obscure or impede the understanding of information that is required to be in the Fund’s prospectuses. In addition, Mr. Freed has the same amount of discretion in managing the Fund as he had and continues to have in managing the other accounts included in the composite. Mr. Freed was primarily responsible for managing the accounts while at Lyster and is primarily responsible for managing the Fund and the other accounts that comprise the composite as an employee of the Adviser. The Registrant will revise the disclosure

Mr. Gregory

April 23, 2015

included in the section of each prospectus entitled “Other Additional Information – Prior Performance of Similarly Managed Accounts” to clarify information presented regarding the composite, consistent with this response.

Comment 13:

In the third paragraph in the prospectus section entitled “How the Fund is Managed – Management of the Fund – Fees Paid to the Adviser,” please state that any amendment to the current advisory agreement or an existing or new sub-advisory agreement that directly or indirectly results in an increase in the aggregate advisory fee will be submitted to the Fund’s shareholders for approval.

Response 13:

The Registrant confirms that any amendment to the current advisory agreement that results in an increase in the advisory fee will be submitted to the Fund’s shareholders for approval. The Registrant notes that the Adviser pays any sub-advisory fees, to the extent applicable, out of the advisory fee it receives from the Fund.

STATEMENT OF ADDITIONAL INFORMATION

Comment 14:

On the cover page of the SAI, please state whether information is incorporated by reference into the SAI pursuant to Item 14(a)(3).

Response 14:

The Registrant will include the following on the cover page of the SAI in its 485(b) filing: “The audited financial statements of the Fund for the fiscal year ended December 31, 2014 are hereby incorporated by reference from the Fund’s Annual Report to shareholders.”

Comment 15:

If appropriate, in the second paragraph of the section of the SAI entitled “General Information”, please revise, or confirm, the disclosure for accuracy.

Response 15:

The Registrant has confirmed the accuracy of the disclosure.

Mr. Gregory

April 23, 2015

Comment 16:

In the third paragraph of the section of the Fund’s SAI entitled “Investment Policies and Risks”, the disclosure indicates that “Fund”, as used in that section, shall refer equally to both the Fund as well as the ETPs in which the Fund invests, as appropriate. Please supplementally explain why the Registrant believes that the ETPs would invest in all of the same potential investments as the Fund. Alternatively, please consider disclosing all information related to ETPs in the relevant section of the SAI. We note that the collective use of the term “Fund” to describe the Fund and ETPs is confusing as most of the SAI disclosure does not apply to ETPs.

Response 16:

As disclosed in the third paragraph of the section of the Fund’s SAI entitled “Investment Policies and Risks,” the term “Fund” refers equally to both the Fund and ETPs only for purposes of this particular section of the SAI. The Registrant believes that it is appropriate to disclose all of the potential investments of the underlying ETPs because from time to time, depending upon the composition of the Index, the Fund may have exposure to any or all of the types of the identified investments and corresponding risks.

Comment 17:

With respect to restriction 7, the narrative disclosure indicates that investment companies are not considered industries and that more than 25% of the Fund’s total assets may be exposed to a particular industry or group of industries through the Fund’s investments in one or more underlying investment companies. A fund and its Adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its own concentration policies. The Fund should add disclosure indicating that the Fund will consider the concentration of these types of underlying investment companies when determining compliance with its own concentration policies.

Response 17:

The Registrant is not aware of any SEC requirement to look-through to an underlying fund’s holdings when determining compliance with the Fund’s industry concentration limit. In an effort to clarify the Fund’s position on this matter, the SAI for the Fund expressly discloses adjacent to the Fund’s fundamental investment restrictions that investment companies are not considered to be part of an industry and that, to the extent the Fund invests its assets in underlying investment companies, 25% or more of the Fund’s total assets may be indirectly exposed to a particular industry or group of related industries through its investment in one or more underlying investment companies.

******************

Mr. Gregory

April 23, 2015

We trust that these responses adequately address the Staff’s comments. The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s registration statement filing that is the subject of this letter. The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Kimberly Karcewski Vargo

Kimberly Karcewski Vargo
cc:	Jonathan Simon, Esq.
Laura Martinez, Esq.
Philip Newman, Esq.